January 22, 2010

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Terence O’Brien
Tracey Houser
Al Pavot

Re:           Physicians Formula Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
June 30, 2009 and September 30, 2009
File No. 1-33142

Ladies and Gentlemen:

We refer to your letter dated December 22, 2009 commenting on the disclosures contained in Physicians Formula Holdings, Inc.’s (the “Company”, “we”, “us” or “our”) Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.  For your convenience, we have repeated each of the Staff’s comments below in bold and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 23

1.
We note that inventories are 42.3% and 49.2% of total assets as of December 31, 2008 and September 30, 2009, respectively.  We further note your disclosure of the inventory turnover ratio, which remained constant for fiscal year 2008 as compared to fiscal year 2007 and has declined for each subsequent interim period.  Given the significance of inventories to total current assets and your liquidity for each period presented, we urge you to provide investors with a detailed analysis of your assessment of the realizability of your inventories, including an analysis of the factors causing the inventory turnover ratio to decline.  Please also disclose your provision for obsolete and slow moving inventory for each period presented.  Please refer to Item 303(A)(1) of Regulation S-K, Instruction 5 of Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

Response:  In our fiscal 2009 Annual Report on Form 10-K and future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will provide a discussion and analysis of the realizability of our inventories in our Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, including disclosure of our inventory turnover ratios along with a qualitative analysis of the differences between reporting periods.  Additionally, we will disclose our provision for obsolete and slow moving inventory for each period presented.  The factors contributing to the fluctuation in our inventory turnover and provision for slow moving and obsolete inventory include, but are not limited to, overall forecasted sales compared to actual sales, planned product discontinuances, sales returns levels and customer activity.

We currently intend to include disclosure similar to the following in future filings:

U.S. Securities and Exchange Commission
January 22, 2010

For the fiscal year ended December 31, 2009, our inventory turnover rate was XX times, compared to 1.8 times for the fiscal year ended December 31, 2008. Our inventory turnover rate [increased/declined] due to [the disclosure will include a discussion of the factors contributing to the fluctuation, which are not known as of the date of this letter].

We categorize our inventories into three groups: salable inventory, excess (slow moving) inventory and obsolete inventory.  Salable inventory are products that remain in distribution and for which we have less than twelve months of forecasted sales of inventory on hand.  Slow moving inventory are products that also remain in distribution, but for which we have more than twelve months of forecasted sales of inventory on hand.  Obsolete inventory is products that no longer are in distribution with our retailer customers.

We assess and reserve for salable, slow moving and obsolete inventory throughout the year based on our historical experience in conjunction with an analysis of our current slow moving and obsolete inventory levels, forecasted plans and sales trends and planned product discontinuances.  Our assessment includes discussions with our retailer customers about products to include in future retail store shelf layouts and if a product loses distribution across all retail partners, it will be deemed obsolete.   Our retailer customers typically decide upon changes to their shelf layouts annually, and these decisions usually occur in the fourth quarter in anticipation of the new calendar year.  Our planned product discontinuances were significant in 2009 compared to historical periods due to the overall decline in sales to our retailer customers resulting in a reduction of individual products offered (based on individual product performance metrics) coupled with the introduction of new products.

Based on the above process, our provision for slow moving and obsolete inventory was $XX million, $4.1 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.  The [increase/decrease] in our provision for slow moving and obsolete inventory for the year ended December 31, 2009 as compared to December 31, 2008 is due to the following [the disclosure will include a discussion of the factors, which are not known as of the date of this letter].  The increase in our provision for slow moving and obsolete inventory for the year ended December 31, 2008 as compared to December 31, 2007 is due to an increase in slow moving inventory as a result of a reduction in forecasted sales for 2009 compared to the prior period.

Based on the factors identified above, we anticipate that we will be able to fully realize the value of our net inventory.  However, our reserve for slow moving and obsolete inventory requires management to make assumptions and to apply judgment regarding forecasted consumer demand and sales trends.  If estimates regarding consumer demand are inaccurate, we may need to increase our provision for slow moving and obsolete inventory which could adversely affect our operating results and liquidity.

2.
We note that accounts receivable, net is 41.6% and 27.4% of total assets as of December 31, 2008 and September 30, 2009, respectively.  We further note your disclosure that days sales outstanding increased five days from December 31, 2007 to December 31, 2008, and increased 5.1 days from September 30, 2008 to September 30, 2009.  In future filings, please include an analysis that explains to investors why days sales outstanding has increased for these periods and any future periods.  Given the significance of accounts receivable, net to your total current assets, please also include a discussion of the balances that have not been collected subsequent to year end and prior to filing your annual and interim financial statements.  If there are no material, uncollected accounts receivable balances, please state as such.  This disclosure will allow investors to better understand the collectibility of your accounts receivable and your liquidity.  Refer to Item 303(A)(1) of Regulation S-K, Instruction 5 to Item 303(A) of Regulation S-K, and Section 501.13.b. of the Financial Reporting Codification for guidance.

Response:  We acknowledge the Staff’s comment.  We currently intend to include the following disclosure in our fiscal 2009 Annual Report on Form 10-K and future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K in our Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, if days sales outstanding have changed significantly during the applicable periods:

Days sales outstanding(DSO), as calculated on a trailing 4-month net sales basis, [increased/decreased] XX days, to XX days at December 31, 2009 from 67.8 days at December 31, 2008.  DSO decreased 5.0 days, to 67.8 days at December31, 2008 from 72.8 days at December 31, 2007.  DSO [increased/decreased] from 2008

U.S. Securities and Exchange Commission
January 22, 2010

to 2009 due to [the disclosure will include a discussion of the factors contributing to the fluctuation, which are not known as of the date of this letter].  DSO decreased from 2007 to 2008 primarily because of our increased collection efforts in 2008.

We regularly reevaluate our customers’ ability to satisfy their credit obligations and record a provision for doubtful accounts based on such evaluations.  In addition, given the current consumer environment, we implemented a customer credit watch in the fourth quarter of 2008, requiring management approval for all orders from customers that have been identified as a potential credit risk.

We will disclose the amount of significant accounts receivable balances that have not been collected subsequent to period end and prior to filing our next annual and subsequent interim financial statements, or state that there are no material, uncollected accounts receivable balances, as applicable.  We currently intend to include the following disclosure in future filings if there are material, uncollected accounts receivable balances:

As of XX, 2010, $XX million of our accounts receivable balances as of December 31, 2009 had not been collected.  As of XX, 2009, $XX million of our accounts receivable balances as of December 31, 2008 had not been collected.

3.
We note that while you were in compliance with your financial covenants contained in the senior credit agreement, had you not obtained an amendment to the financial covenants you would not have been in compliance with such financial covenants as of March 31, 2009.  We further note that you have replaced this senior credit agreement with a new asset based revolving credit facility with Wells Fargo Bank, N.A. that also contains financial covenants.  In future filings, please disclose the financial covenants required to be met to the extent that you have determined that it is reasonably likely you will not meet these financial covenants.  This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:  We acknowledge the Staff’s comment.  If we determine that it is reasonably likely that we will not meet the financial covenants contained in our new debt agreements, we will disclose in future filings the minimum and maximum amounts permitted under the financial covenants in addition to the actual amounts achieved for the applicable reporting period.  We would also discuss the impact of such non-compliance in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Currently, we believe that we will be in compliance with all covenants contained in our debt agreements for the foreseeable future.

Critical Accounting Policies and Estimates, page 25

Revenue Recognition, page 25

4.
Based on your disclosure within MD&A regarding the impact of customer returns on net sales, please expand your disclosure regarding the significant estimates and assumptions used to arrive at these estimates.  For example, it appears that you base your estimate of sales returns on historical rates.  Please disclose the provision for returns recognized for each period presented in additional to your historical rates of return for each period presented along with any other considerations used to estimate sales returns.

Response:  Our provision for returns was $28.8 million, $18.1 million and $17.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.  At the end of each reporting period, we assess the adequacy and reasonableness of the sales returns reserve by evaluating historical experience relating to sales returns, and by taking into consideration recent trends, seasonality, planned product discontinuances, communication with our customers and other factors that may cause future returns to deviate from historical experience.

We currently intend to include the following disclosure in our fiscal 2009 Annual Report on Form 10-K:

U.S. Securities and Exchange Commission
January 22, 2010

Allowances for estimated returns are provided for when the related sales are recorded. We continually review and revise our sales returns estimates based on actual product returns and recoverability, planned product discontinuances and promotional sales.   In the past, returns provisions have been adjusted higher or lower during the course of a fiscal year depending on actual results to date and anticipated returns for the remainder of a year. Experience has shown a relationship between gross sales and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for known or anticipated events that we have considered, and will continue to consider, including the solvency of our customers, store closings by retailers, changes in the retail environment and decisions regarding new and existing products.

Actual returns in any future period are inherently uncertain and thus may differ from our estimates.  If actual returns exceed reserves, we would need to reduce our net sales at the time of such determination.  We have not experienced any material differences between the allowances for estimated returns and actual returns.  Our provision for returns was $XX million, $28.8 million and $18.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.  Our provision for 2009 [increase/decreased] compared to 2008 due to [the disclosure will include a discussion of the factors, which are not known as of the date of this letter].  Our provision for 2008 [increased/decreased] compared to 2007 due to [factors will be discussed in detail].

We have not included our actual rates of return for the applicable period in our proposed disclosure set forth above.  Providing returns as a percentage of net sales, which excludes returns, trade allowances and trade discounts, we believe does not provide meaningful information to investors.  Specifically, net sales excludes trade allowances and discounts, which can vary for reasons that are independent of customer returns.

We will also include the disclosures contained in the last paragraph above in our fiscal 2009 Annual Report on Form 10-K and our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K within the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Goodwill and Other Intangible Assets, page 26

5.
We note that one of your largest retailer customers notified you in the first quarter of fiscal year 2009 that they intended to reduce the space allocated to your line of business, as disclosed in the fiscal year 2008 10-K.  We further note your disclosure in the first quarter of fiscal year 2009 Form 10-Q that this customer notified you they will discontinue selling your products in 2010, in which you expect no sales to this customer beginning in September 2009.  Please tell us and revise your disclosures in future filings to explain how the loss of this customer impacted your estimate of the fair value of your distributor relationships intangible asset in addition to the significant declines in sales to your remaining customers beginning in the fourth quarter of fiscal year 2008 through fiscal year 2009.  This explanation should provide us with a detailed understanding as to how you estimated the fair value of this intangible asset as of December 31, 2008 and June 30, 2009, along with the specific, material assumptions used.  In this regard, we note from your Form S-1 that you estimate the fair value of this intangible asset using a combination of the royalty savings approach and the income approach.  Please also tell us the level at which you test this intangible asset.  Refer to paragraphs 10-14 of SFAS 144 (ASC 360-10-35-23 to 25) for guidance.

Response:  Based upon ASC 360, we perform an impairment test of our long-lived assets and those intangible assets subject to amortization, when there is an event or change in circumstances that indicates that the carrying amount may not be recoverable.  The first step of such test, or the recoverability test, is a comparison of the undiscounted cash flows of the asset group to the related carrying amount.  In the event that the undiscounted cash flows exceed the related carrying amount, then we conclude that the assets are recoverable and we do not proceed to the next step of the impairment test.  However, if the undiscounted cash flows are less than the carrying amount, then we proceed with the next step of the impairment test.  The second step of such test, or the fair value estimate, is the calculation of the fair value of the asset group and a comparison of the fair value to the related carrying amount.  In the event that the fair value exceeds the related carrying amount, then we conclude that the assets are not impaired.  However, if the fair value is less than the carrying amount, then such difference is recorded as an impairment charge during the period that the recoverability test is being performed.

U.S. Securities and Exchange Commission
January 22, 2010

As of December 31, 2008 and June 30, 2009, based upon events that occurred, including a significant decline in our market capitalization, the loss of a major customer and the related goodwill impairment recorded, we tested our long-lived assets and intangible assets subject to amortization for impairment.  Based upon ASC 360-10-35-23 to 25, we have assessed that the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for our definite-lived intangible assets, which include our distributor relationships and patents intangible assets, is at the entity level.  Therefore, we included all assets and liabilities of the entity in our assessment.  Our assessment of the asset group includes, but was not limited to, how we manage our business, analysis of our distribution and sales channels, and the interdependence of our assets, and is consistent with our segment and reporting unit analysis.  We then performed the recoverability test (first step of the impairment test as discussed above) by comparing the undiscounted cash flows over the useful life of the primary asset of the asset group, and compared the amount to the carrying amount of the asset group.  Based upon our analysis, the undiscounted cash flows exceeded the carrying amount and accordingly we determined that the assets were recoverable as of December 31, 2008, and including the value of the distributor relationships after the loss of a major customer, on June 30, 2009.  Furthermore, based on the results of the recoverability test, we were not required to perform the second step of the impairment test.

We acknowledge the Staff’s comment.  We intend to include a statement, similar to the following, in our fiscal 2009 Annual Report on Form 10-K.  The following proposed disclosure is provided in response to the Staff’s comments No. 5 through 7.  Our proposed disclosure is set forth in the text below with strikethrough or bold font indicating changes from the disclosure that was included in our fiscal 2008 Annual Report on Form 10-K:

Goodwill and Other Intangible Assets

Goodwill – Goodwill represented the excess of the purchase price over the fair value assigned to the net tangible and specific intangible assets acquired in business combinations. In accordance with ASC 350, goodwill was not amortized and was tested for impairment annually as of June 30, or whenever events or indicators of impairment occur between annual impairment tests. To apply ASC 350, a company is divided into separate “reporting units,” each representing groups of activities that are separately managed. For this purpose, we have one reporting unit. In addition to the annual impairment test, we assessed whether events or circumstances occurred that potentially indicated that the carrying amounts of these assets may not be recoverable.

The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of goodwill is determined using a discounted cash flow analysis, corroborated by a comparative market approach based on recent share prices and includes a control premium based on recent transactions that have occurred in our industry. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, weighted average cost of capital (WACC) and terminal value assumptions. The WACC takes into account the relative weights of each component of the company’s consolidated capital structure (equity and debt) and represents the expected cost of new capital adjusted as appropriate to consider lower risk profiles associated with longer term contracts and barriers to market entry. The terminal value assumptions are applied to the final year of the discounted cash flow model. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test involves preparing an allocation of the fair value of our reporting unit to the tangible and intangible assets (other than goodwill) as if the reporting unit had been acquired in a business combination. Given that the continued downturn in the U.S. economy during the fourth quarter of 2008 significantly lowered consumer discretionary spending, which lowered the demand for our products, along with the continued deterioration of our market capitalization, we tested goodwill and other intangible assets as of December 31, 2008 for impairment. As a result, we recorded a non-cash impairment charge of $16.8 million representing the entire amount of our previously recorded goodwill.

Other indefinite-lived intangible assets – Other indefinite-lived intangible assets consist exclusively of trade names. The Physicians Formula trade name has been used since 1937 and is a recognized brand within the cosmetics industry. It is management’s intent to leverage the trade names indefinitely into the future. Trade

U.S. Securities and Exchange Commission
January 22, 2010

names are tested for impairment annually as of June 30, or whenever events or indicators of impairment occur between annual impairment tests. ~~We determined the fair value of the trade names by performing a projected discounted cash flow analysis based on the relief-from-royalty approach.~~ The fair value of the trade names is determined using a discounted cash flow analysis based on the relief-from-royalty approach.  The relief-from-royalty approach is an income approach that utilizes certain market information by reference to the amount of royalty income we could generate if the trade names were licensed, in an arm’s length transaction, to a third party.  Based on a comparison of our trade names to the guideline transactions, including an assessment of industry conditions, the age of the trademark/trade name, degree of consumer recognition and life cycle of the brand, a reasonable royalty rate is estimated for the trade names. The principal factors used in the discounted cash flow analysis requiring judgment are the projected net sales, discount rate, royalty rate and terminal value assumptions (Level 3 inputs). If our net sales or other estimated factors are not achieved at or above the forecasted level, the carrying value may prove unrecoverable and we may incur additional impairment charges in the future. As a result of the conditions identified above, we conducted ~~our most recent~~ an impairment test as of December 31, 2008, which resulted in a $15.9 million non-cash impairment charge to write down the carrying value of the trade names to their fair value. As a result of our annual impairment testing of the trade names as of June 30, 2009, trade names with a carrying amount of $13.6 million were written down to their fair value of $12.5 million, resulting in an impairment charge of $1.1 million, which was included in the operating results for the twelve months ended December 31, 2009.

Definite-lived intangible assets – Other intangible assets consist primarily of patents and distributor relationships. Patents and distributor relationships are amortized over their estimated useful lives of 15 and 20 years, respectively. Intangible assets related to patents and distributor relationships are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Management estimated the useful life of the patents on the base technology that has been in existence for many years and is expected to continue through the estimated useful life and the useful life of the distributor relationships is based on historical attrition. ~~The carrying value of other definite-lived intangible assets was tested and determined to not be impaired as of December 31, 2008~~.

As of June 30, 2009, we evaluated the remaining useful life of our distributor relationship intangible asset in accordance with ASC 350-30-35-9.  The estimated useful life of our distributor relationships is based on historical attrition rates, as adjusted for any current known events or conditions that may result in a significantly different attrition rate.  The useful life of our distributor relationship was originally determined based upon a historical attrition analysis that was completed at the time of our business combination during 2003.  From 2003 through 2008, we have been able to significantly expand our total distribution among our then existing customers through increases in the number of retail stores in which our customers sell our product and through increases in the total number of products sold at each of our customers’ stores.

In connection with the loss of one of our largest retailer customers, we updated our attrition analysis based on historical information through June 30, 2009 and adjusted the analysis for the loss of such customer.  Based upon our updated attrition analysis, we noted that the loss of one of our largest retailer customers was offset by the growth in our sales to our then existing customers since 2003.  Therefore, since the resulting attrition rate approximated the previous historical attrition rate, we concluded that there was not a significant impact on the estimated useful life of our distributor relationship intangible asset.

Additionally, we tested the recoverability of definite-lived intangible assets at the asset group level in accordance with ASC 360 as of December 31, 2008 and June 30, 2009 as events or changes in circumstances indicated that the carrying amount may not be recoverable.  The recoverability of the asset group was based on the sum of the projected undiscounted cash flows of the asset group, which we then compared to the related carrying value of the asset group.  The material inputs into these projections include assumptions regarding estimates of revenue growth rates, gross profit margins, and operating expenses, which were adjusted for known events and circumstances as of the date of our recoverability testing, including the adverse impact from the loss of one of our largest retailer customers.  Based upon the results of our recoverability test of the asset group, the sum of the undiscounted cash flows exceeded the carrying value,

U.S. Securities and Exchange Commission
January 22, 2010

indicating that the asset group carrying value is recoverable and no impairment charge was required for our distributor relationships and patents intangible assets.

Our impairment test for all of our intangible assets includes assumptions regarding the expected cash flows generated by the assets.  Inherent in these assumptions are uncertainties regarding the outcome of our projected sales growth rates, profit margins and operating expense.  Differences between current expectations and future outcomes realized may lead to significant changes in the fair value of our intangible assets, which may result in the incurrence of substantial losses by us.

Additionally, we will not be required to make any current or future cash expenditures as a result of the~~se~~ above  impairments, and these impairments did not impact our financial covenant compliance under our debt ~~senior credit~~ agreement or our ongoing financial performance.

As the undiscounted cash flows materially exceed the carrying value, we have not included in our disclosure the percentage by which undiscounted cash flows exceeded the carrying value. However, if the undiscounted cash flows do not materially exceed the carrying value in future impairment tests, we will disclose the percentage by which undiscounted cash flows exceeded the carrying value in the disclosure included above by incorporating a statement, such as the following, in our applicable filing:

Projected undiscounted cash flows exceeded the asset group carrying value by $XX, or XX%.

6.
We note that the estimated useful life of your distributor relationships intangible asset is based on historical attrition.  Please explain to us with a view toward future disclosure how the loss of one of your largest retailer customers impacted your determination of the estimated useful life of this intangible asset.

Response: In our fiscal 2009 Annual Report on Form 10-K and future quarterly and annual reports, we will provide a discussion and analysis of the impact of any significant events or conditions on the related estimated useful life of our assets.  Please see the expanded disclosure included in our response to comment No. 5, including the second and third paragraph under the subsection “Definite-lived intangible assets”.

7.
We note that the definite-lived and indefinite-lived intangible assets are your largest assets at 35.6% of total assets as of September 30, 2009.  We further note that you have recognized material impairment charges for your trade names intangible asset during fiscal years 2008 and 2009.  In future filings, please revise your disclosures to more fully explain to investors the risks that could lead to future material impairment charges for your patents, distributor relationships and trade names.  For your trade names, please provide investors with a more comprehensive discussion as to the assumptions used in the discounted cash flow analysis based on the relief-from-royalty approach.  In addition, you should also explain to investors the uncertainties associated with the material assumptions, such as any material deviations from your historical results, expectations as to when you anticipate the significant decline in sales to turnaround, etc.  For your patents and distributor relationships, please disclose when a material amount of these assets have required testing during any of the periods presented.  Please also disclose your approach/method for estimating the recoverability along with a detailed description of the material assumptions used.  Please disclose the percentage by which undiscounted cash flows exceeded the carrying value to the extent that undiscounted cash flows did not materially exceed the carrying value.  To the extent that you are required to estimate the fair value of these assets, please disclose the percentage by which undiscounted cash flows fell below the carrying value.  Also, please provide a detailed explanation as to the approach/method used to estimate the fair value of these assets along with the material assumptions used.  Please disclose the percentage by which the estimated fair value exceeded the carrying value to the extent that the estimated fair value does not substantially exceed the carrying value.  These additional disclosures should provide investors with a detailed understanding of the magnitude of your material uncertainties.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the

U.S. Securities and Exchange Commission
January 22, 2010

deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”  Please provide us with the revised disclosure you intend to include in your next period report to address this comment.

Response:  We will include additional disclosures in order to provide investors with a detailed understanding of any material uncertainties, as well as the magnitude of exposure to impairment in all future filings.

Please see our response to comment No. 5 for the expanded disclosures related to our trade names, including the proposed disclosure under the subsection “Other indefinite-lived intangible assets”.

Please see our response to comment No. 5, for the expanded disclosures related to our distributor relationship and patents, including the proposed disclosure under the subsection “Definite-lived intangible assets”.  We have not had to estimate the fair value of our definite-lived intangible assets for purposes of our impairment testing of these intangible assets.  However, if we have to estimate the fair value of these assets in the future, we will include the requested disclosures in response to the Staff’s comment.

Our disclosures in future filings will also include additional information regarding the material uncertainties and testing procedures as summarized above.  The specific information included will be specific to the testing procedures performed for individual intangible assets.

Income Taxes, page 27

8.
In future filings, please provide investors with a better understanding of how you determined it is more likely than not that your deferred tax assets are realizable.  For example, if you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets.  If you are relying on the recognition of future pre-tax income, please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.  Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

Response:  We acknowledge the Staff’s comment and intend to include the following disclosure in our fiscal 2009 Annual Report on Form 10-K related to the realizability of our deferred income tax assets:

We believe that it is more likely than not that the deferred income tax assets of $XX million as of December 31, 2009 will be utilized.  In arriving at this conclusion we are relying on both the reversal of deferred income tax liabilities and the projection of future taxable income from operations.  Of the deferred income tax liabilities, approximately $XX million are scheduled to reverse with the appropriate attributes sufficient to utilize the deferred income tax assets recognized as of December 31, 2009.  If our projected taxable income from operations in future years exceeds $XX million, we will be able to utilize the remaining deferred income tax assets of $XX million.  We evaluate all positive and negative evidence when projecting future taxable income from operations and gives more weight to evidence that is objectively verifiable, including our historical three-year cumulative taxable income.  Management believes that it is more likely than not that we will exceed these requirements.

2.  Summary of Significant Accounting Policies, page F-7

9.
In future filings, please disclose your accounting policy for your cooperative advertising programs and the amortization of your retail permanent fixtures, including the consolidated statement of operations line item in which they are included.  Refer to Issue 1 of EITF 01-9 and Examples 4 and 9 of Appendix A of EITF 01-9 for guidance.  If you pay slotting fees, have buydown programs, and/or make other payments to resellers, please provide similar disclosures regarding each of these types of arrangements as well.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  For each type of arrangement treated as an expense, rather than as a reduction of revenues, please tell us how the arrangement meets the requirements of EITF 01-9.  Please also discuss in MD&A any significant estimates resulting from these arrangements.

U.S. Securities and Exchange Commission
January 22, 2010

Response:  In our fiscal 2009 Annual Report on Form 10-K, we intend to include the following disclosure about cooperative advertising and other customer allowance programs in our accounting policy for trade allowances:

The Company also has arrangements with customers pursuant to its trade terms to reimburse them for a portion of their advertising costs, which provide advertising benefits to the Company or incentivize our retail customers or the end consumer.  These arrangements include cash discounts, markdown allowances, cooperative advertising, coupons, warehouse allowances and miscellaneous allowances (collectively, “trade allowances”).  In addition, from time to time, the Company may pay fees to customers in order to place products on end-caps or expand or maintain shelf space for its products.  Trade allowances are provided for based on estimates, including anticipated deductions to be taken by the Company’s customers for the trade allowance programs provided to them, and historical experience.  Trade allowances and end-cap placement and shelf placement costs, if any, are recorded as incurred as an offset against sales in the Company’s consolidated statements of operations.

In our fiscal 2009 Annual Report and future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will discuss in Management’s Discussion and Analysis of Financial Condition and Results of Operations any significant estimates related to our trade allowances and we will also discuss fluctuations from previous periods.

We will also include the following disclosure regarding our accounting policy related to retail permanent fixtures:

During 2008, the Company began its retail permanent fixture program, whereby it contracts with third party contractors for the design, production, shipping and installation of fixtures at certain of its retailer customer’s stores.  The Company has entered into agreements with these customers, whereby the fixtures are the property of the Company and can be modified, removed, replaced, etc. at the discretion of the Company.  The Company believes that these fixtures will provide future economic benefit to the Company.  The Company has capitalized the related costs of the fixtures and these costs are being amortized over a period of 3 years from the date they are put into service with such amortization expense included in selling, general and amortization expense.  The Company may accelerate the amortization of retail permanent fixtures if the estimated remaining useful life changes due to store closures or product discontinuance. For the year ended December 31, 2009, amortization expense related to retail permanent fixtures was $XX million. No retail permanent fixtures were put into service prior to fiscal 2009.

As we are not providing the fixtures to our customers and as we retain the ownership of the fixtures, we believe that our arrangement with our customers for the fixtures would not be subject to ASC 605-50-45-3 (formerly, EITF 01-9), and that expense related to these retail permanent fixtures are properly included in selling, general and administrative expenses in the consolidated results of operations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Significant Developments, page 14

10.
We note from your Form 8-K filed on November 5, 2009 that you anticipate recognizing a substantial non-cash provision in the fourth quarter of fiscal year 2009 for your planned discontinuation of slower moving SKUs.  However, we did not note disclosure of this known charge that will materially impact your future operating results within your third quarter of fiscal year 2009 Form 10-Q that was filed on November 9, 2009.  Item 303(A)(ii) of Regulation S-K requires disclosure of material events that will impact revenues and costs, including inventory adjustments.  Please ensure your future periodic reports provide investors with a full understanding of known material trends, uncertainties and events that are expected to have a material impact to your results of operations.  Please also ensure your disclosure of the charge in future filings provides investors with a full understanding as to how the amount was determined and the impact the provision is expected to have on future operating results.

Response:  We acknowledge the Staff’s comment and confirm that we will make appropriate disclosures in all future filings regarding known material trends, uncertainties and events that are expected to have a material impact to our

U.S. Securities and Exchange Commission
January 22, 2010

results of operations.  In addition, please refer to our response to comment No. 1 that includes additional disclosures to our inventory provision related to our planned discontinuances of slower moving SKU’s.

Results of Operations, page 15

11.	We note your disclosures regarding the provision for returns recognized, which were as follows:
•	March 31, 2009 - $7 million, or 34.7% of net sales
•	March 31, 2008 - $4.8M, or 11.3% of net sales
•	June 30, 2009 - $1.9M, or 9% of net sales
•	June 30, 2008 - $8.5M, or 37.2% of net sales
•	September 30, 2009 - $6.1M, or 42.9% of net sales
•	September 30, 2008 - $6M, or 29.6% of net sales
While we note your disclosure that the significant decline for the provision for returns in the second quarter of fiscal year 2009 was due to lower returns from the loss of a major customer, it may be useful to investors to know the amount by which the provision recognized for fiscal year 2009 has been reduced to eliminate the sales return reserve for this customer’s sales.  In this regard, there is a concern that the elimination of the reserve related to this customer may distort a trend in the provision recognized for net sales during the second quarter of fiscal year 2009.  In this regard, we note that the provision for returns significantly increased as a percentage of net sales in the third quarter of fiscal year 2009.  In future filings, please provide investors with a more comprehensive explanation as to the significant fluctuations in the provision for returns recognized, including as a percentage of net sales for each period presented so that investors fully understand the gross increases and decreases in the provision for returns.  Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:  In our fiscal 2009 Annual Report on Form 10-K and future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will provide a more comprehensive explanation as to the significant fluctuations in the returns provision, including a percentage of net sales for each period presented.  We currently intend to include the following disclosure in our fiscal 2009 Annual Report:

Our provision for returns decreased $XX million, or XX%, to $XX million for the year ended December 31, 2009 from $18.2 million for the year ended December 31, 2008 due to a decline in expected returns from our retailers.  Our provision for returns decreased for the year ended December 31, 2009 because we expect lower returns as a result of the loss of a major customer, from which we no longer expect to receive returns and no longer have any ongoing sales to such customer.  As a result of excluding this customer from our returns provision during 2009, our 2009 returns provision decreased by approximately $XX million.  In addition, at the end of 2008, we discontinued the higher-priced promotional kits that were sold in 2008, that had a significantly higher return rate than our other products.  As a result of excluding the higher priced promotional kits from our returns provision during 2009, our 2009 returns provision decreased by approximately $XX million.  Provision for returns as a percentage of net sales was XX% for the year ended December 31, 2009 compared to 16.3% for the year ended December 31, 2008.  The increase in the provision for returns as a percentage of net sales was due primarily to net sales decreasing at a greater rate than returns.

12.
We note that you attribute the increase in cost of sales as a percentage of net sales, in part, to an increase in product costs.  In future filings, please provide investors with an explanation as to why product costs increased.  To the extent that the mix of your different product types (i.e., mineral wear products, organic wear products, bronzers, and eye makeup products) has a material impact to gross profit margins, please include a discussion of the factors contributing to changes in your product mix.  Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:  In our fiscal 2009 Annual Report and future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will provide an explanation for the fluctuations in product costs, including, if applicable, any changes to our product mix that had a material impact on our gross profit margins.  We currently intend to include the following disclosure in our fiscal 2009 Annual Report:

Cost of sales as a percentage of net sales was XX% for the year ended December 31, 2009 compared to 48.8% for the year ended December 31, 2008.  The increase in cost of sales as a percentage of net sales includes an increase in

U.S. Securities and Exchange Commission
January 22, 2010

product costs of $XX million. The increase in product costs was primarily due to higher freight costs charged by our outside carriers to meet customer demands.

We do not expect there to be any changes to our product mix in 2009 that would have a material impact on our gross profit margin.

*  *  *  *

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at (626) 334-3395, extension 204.

Very truly yours,

/s/ JEFF M. BERRY
Jeff M. Berry
Interim Chief Financial Officer